BOURSA INVESTMENTS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2023

BOURSA INVESTMENTS, INC.

Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68457

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boursa Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

690 Otay Lakes Rd., Ste. 275
(No. and Street)

Chula Vista	CA	91910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Castaneda	619-269-6088	jcastaneda@boursaia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Castaneda_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boursa Investments, Inc._____, as of 2/28_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE NOTARIZED ATTACHMENT



Signature: _____

Title: _____
CFO

Notary Public
_____

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO } s.s.

Subscribed and sworn to (or affirmed) before me on this 29th day of February,
Month

20 24 , by JAMES CASTANEDA and
Name of Signer (1)

_____, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

P. M. Chaganlal
Signature of Notary Public

PANKAJKUMAR CHAGANLAL - Notary Public

For other required information (Notary Name, Commission No. etc.)



PANKAJKUMAR CHAGANLAL
COMM. #2424160
Notary Public - California
San Diego County
My Comm. Expires Oct. 29, 2026

NR01   NR01

Seal

———————————— OPTIONAL INFORMATION ————————————

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

ANNUAL REPORTS – FORM X-17A-5
PART III – OATH&AFFIRMATION
BOURSA INVESTMENTS, INC.

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☑ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Boursa Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investments, Inc. as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investments, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investments, Inc.'s management. My responsibility is to express an opinion on Boursa Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Boursa Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of Boursa Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Boursa Investments, Inc.'s auditor since 2015.
Tarzana, California
February 28, 2024

BOURSA INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2023

ASSETS

Cash	$ 14,027
Deposits with clearing organization	455,107
Commissions receivable	27,927
Marketable Securities	323,024
Right of use asset – Office Lease	60,274
Prepaid and other assets	7,967
Total assets	$888,326

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 17,991
Accrued Commissions and Salaries	53,869
Benefits Payable	385
Payroll Taxes Payable	4,959
Income Taxes Payable	800
Short Securities Fair Market Value	813
Paycheck Protection Program Loan	60,486
Operating Lease Liability	61,223
Total liabilities	200,523
Stockholders' equity	
Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained earnings	169,652
Total stockholders' equity	687,800
Total liabilities and stockholders' equity	$888,326

See notes to financial statements.

BOURSA INVESTMENTS, INC.

Statement of Income

Year Ended December 31, 2023

Revenues	
Commissions	$702,962
Realized Gains on Securities	105,989
Unrealized Gains on Securities	216,864
Interest / Rebate / Dividend Income	8,115
Total revenues	1,033,930
Expenses	
Commissions	397,055
Clearing Charges	65,674
Compensation and employee benefits	339,111
Company 401k match	5,384
Taxes, licenses, and registrations	47,057
Occupancy	42,546
Information services and communications	20,813
Outside services	64,436
Interest	982
Travel	57
Other	28,889
Total expenses	1,012,004
Income before income taxes	21,926
Income Tax expense	4,794
Net Income	$ 17,132

See notes to financial statements.

BOURSA INVESTMENTS, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2023

	Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	5,250	$5,250	$512,898	$152,520	$670,668
Net Income	-	-	-	17,132	17,132
Balance, end of year	5,250	$5,250	$512,898	$169,652	$687,800

BOURSA INVESTMENTS, INC.

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities	
Net income	$ 17,132
Adjustments to reconcile net income	
to net cash used in operating activities	
Unrealized gain on sale of securities	(217,024)
Changes in operating assets and liabilities	
Deposits to clearing organization	103,833
Commissions receivable	3,458
Accounts payable	9,642
Accrued commissions and salaries	10,274
Benefits payable	(237)
Payroll taxes payable	385
Short securities	813
Adjustments	(88,856)
Net cash used in operating activities	(71,724)
Cash flows from investing activities	
Purchase of securities	(3,489,525)
Proceeds from sale of securities	3,570,717
Net cash provided by investing activities	81,192
Net increase in cash	9,468
Cash	
Beginning of year	4,559
End of year	$ 14,027
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	800
Interest	$ 982

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Boursa Investments, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,007. The total balance of the Company's cash assets held by Wedbush Securities is $355,100.

2. ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

3.   **FAIR MARKET MEASUREMENTS**

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

1300 shares of Tesla, Inc. (TSLA) stock valued at $323,024 were considered level 1 at December 31, 2023.

Note: As of market close on February 26, 2024 the 1300 shares of Tesla, Inc. (TSLA) stock are valued at $259,220.

4.   **COMMITMENTS AND CONTINGENCIES**

Operating Lease. The Company leases office space under a lease agreement that expires in May 2025. Rent expense was $42,546 for the year ended December 31, 2023. For year ending December 31, 2024 future minimum lease payments are $53,804. For year ending December 31, 2025 future minimum lease payments are $23,091.

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases).

The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $60,274 and was calculated using a 3.154% discount rate.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2023, the Company was not responsible for any unsecured debits and had one open short put option position. That position was composed of 5 TSLA $235 strike contracts due to expire January 5, 2024 and expired, unexercised, that same day.

Legal matters. On May, 12th 2023 the Company was made aware of a complaint filed with FINRA by a former client alleging the Company placed her in unsuitable investments without her informed consent leading to losses. The Company did in fact place her in suitable investments, all of which she was informed of and consented to. The Company believes her claims are without merit and plans to defend its position.

There were no other legal matters at year ended December 31, 2023

5.   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

Minimum net capital is the greater of $100,000 or 6-2/3% the Company's total aggregate indebtedness ($78,004), which equals $5,200. The greater in this case being $100,000.

The Company's ratio at December 31, 2023 was 0.1108 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2023, the Company had net capital of $703,958 which was $603,958 in excess of the amount required by the SEC.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7. ***Income Taxes.*** The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2020, 2021, and 2022

The component of income taxes at December 31, 2023 are as follow:

	Current
2023	
Federal	$3,280
State	$1,514
Income tax expense at December 31, 2023	$4,794

The NOL carryforward is available for 18 years, expiring December 31, 2041 and 2042 in the amount of $539,142.

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credit carryforwards.

The Components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$238,409
Valuation allowance	($238,409)
Total	$0

-BOURSA INVESTMENTS, INC.

Notes to Financial Statements
December 31, 2023

8.   **PENSION PLAN**

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2023 is $5,384.

9.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2024, the date at which the financial statements were issued, and determined there are no other items to disclose.

10.   **PPP LOAN**

On May 18, 2020, the Company received proceeds from a loan in the aggregate amount of $230,428, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The PPP Loan was partially forgiven in the amount of $169,942, leaving the company with a balance of $60,486 to be paid back to the SBA. The company is in the process of getting the remaining balance waived.

*****

BOURSA INVESTMENTS, INC.

Schedule I (also to be updated post Focus)
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2023

Total stockholders' equity	$687,800
Add other deductions	
PPP loan	60,486
Less non-allowable assets	
Prepaid and other assets	7,967
Net capital before haircuts on security positions	740,319
Less haircuts on security positions	
Other securities	36,361
Net capital	703,958
Minimum net capital required	100,000
Excess net capital	$ 603,958
Total aggregate indebtedness	$ 78,004
Ratio of aggregate indebtedness to net capital	0.1108

Net capital is $1,667 less than the unamended Q4 2023 Focus report due to updates to year-end payables, including taxes payable.

BOURSA INVESTMENTS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENTS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENTS, INC.

Assertions Regarding Exemption Provisions

Boursa Investments, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period beginning January 1, 2023 through December 31, 2023

Name: James Castaneda

Sign: _____   Date: 2/28/2024

Title: CFO

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investments, Inc.
Chula Vista, California

I have reviewed management's statements, included in the accompanying Boursa Investments, Inc., Exemption Report in which (1) Boursa Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Boursa Investments, Inc. stated that Boursa Investments, Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2023 without exception. Boursa Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 28, 2024